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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   February, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   HOLDINGS IN COMPANY
                                 -------------------
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AMVESCAP PLC
194110
IMMEDIATE RELEASE  14 FEBRUARY  2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)    Name of company              AMVESCAP PLC

2)    Name of shareholder having a major interest

              CGNU plc and CERTAIN OF ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

      NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                                     -

5)    Number of shares/amount of stock acquired                -

6)    Percentage of issued class                               -

7)    Number of shares/amount of stock disposed                NOT STATED

8)    Percentage of issued class                               -

9)    Class of security                                        ORDINARY SHARES

10)   Date of transaction                                      Not stated

11)   Date company informed                                    14 FEBRUARY 2001

12)   Total holding following this notification                33,292,028

13)   Total percentage holding of issued class following this
      notification                                             4.3%

14)   Any additional information

      THE ABOVE HOLDING INCLUDES 32,108,198 SHARES (4.15%) IN WHICH MORLEY FUND MANAGEMENT A WHOLLY OWNED SUBSIDIARY OF CGNU IS INTERESTED.

15)   Name of contact and telephone number for queries
           ANGELA TULLY
           TEL: 020 7454 3827
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16)   Name and signature of authorised company official responsible for making this notification

           A. TULLY
           AMVESCAP PLC
           ASSISTANT COMPANY SECRETARY

      Date of Notification       12 FEBRUARY 2001

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 14 February, 2001                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary